UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, December 5, 2003

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Payment of Complementary Interest on Own Capital
. Banco Bradesco S.A.

The Board of Directors of this Bank, in a meeting held on this date, approved the Board of Executive Officer’s proposal for the payment to the Company’s Stockholders, in accordance with legal and statutory provisions, of Complementary Interest on Own Capital relating to the fiscal year 2003, in the amount of R$0.5121493 for the common stock and R$0.5633643 for the preferred stock, both per block of thousand stocks, which represents 36.3 times the monthly interest paid, benefiting the stockholders registered in the Bank’s books on this date (December 5, 2003).

The payment shall be settled on March 10, 2004, in the net amount of R$0.4353269 for the common stock and R$0.4788597 for the preferred stock, both per block of thousand stocks, after withholding Income Tax at a rate of 15% (fifteen percent), except for corporate stockholders, which are exempt from this taxation, and thus will receive the declared amount.

The Interest relating to stocks under custody at CBLC - Brazilian Company and Depository Corporation will be paid to CBLC, and transferred to the stockholders through the depository Brokers.

The table below presents the paid and declared Interest on Own Capital relating to the fiscal year 2003:

In R$ thousands
Monthly	262,691
1st half - Intermediary	231,915
Complementary of the fiscal year	852,479
Total	1,347,085

In Blocks per thousand stocks in R$
Type	Monthly	1st half - Intermediary	Complementary of the fiscal year	Total
ON	0.1647100	0.1411800	0.5121493	0.8180393
PN	0.1811810	0.1552980	0.5633643	0.8998433

The capital remuneration policy adopted by Bradesco, through the distribution of Interest on Own Capital in the maximum amount calculated in conformity with the current legislation, aims at creating stockholder value by means of increasing the return on the investment.

The amounts distributed as Interest on Own Capital are included, net of withholding Income Tax, in the calculation of the mandatory Dividend, as provided in the Company’s Bylaws.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.